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                           September 15, 2020

       David C. Phelan
       Executive Vice President and General Counsel
       STATE STREET CORP
       One Lincoln Street
       Boston, Massachusetts 02111

                                                        Re: STATE STREET CORP
                                                            Registration
Statement on Form S-4
                                                            Filed September 10,
2020
                                                            File No. 333-248707

       Dear Mr. Phelan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Erika Robinson